Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

March 5, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company is pleased to announce the closing today of the offering announced on February 18 and February 19, 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 5, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Toronto Stock Exchange – FR	March 5, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Closing of $21.2 Million Offering

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") – The Company is pleased to announce the closing today of the offering announced on February 18 and February 19, 2009. A syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners have purchased 8,487,576 Units (the “Units”) from First Majestic at an issue price of $2.50 per Unit (the “Offering”) for gross aggregate proceeds of $21,218,940. Each Unit consists of one common share (a “Common Share”) in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a “Warrant”) entitles the holder to acquire one additional Common Share at a price of $3.50 until March 5, 2011. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 Common Shares at a price of $2.40 per share and up to an additional 636,568 Warrants at a price of $0.20 per Warrant.

The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the Company’s La Encantada Silver Mine, including the completion of a 3,500 tonne-per-day cyanidation plant on the property, and the remainder for general working capital.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

(Signed) “Keith Neumeyer”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.